UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit 99.1 –  Management’s Discussion and Analysis of Financial Condition and Results of Operations of Embraer S.A. for the six-month periods ended June 30, 2025 and 2024.

Exhibit 99.2 –  Embraer S.A.’s Unaudited Condensed Consolidated Interim Financial Statements as of and for the six-month period ended June 30, 2025.

This Report on Form 6-K and the exhibit hereto are incorporated by reference into the Registration Statement on Form F-3 (File No. 333-284698) of Embraer S.A. and Embraer Netherlands Finance B.V. and shall be deemed to be a part thereof from the date on which this Report is furnished to the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2025

Embraer S.A.

By:

/s/ Antonio Carlos Garcia

	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations